EXHIBIT 12(a)

United Rentals, Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,										Three Months Ended March 31, 2004
	1999		2000		2001		2002		2003
			(dollars in thousands)
Pre-tax income	$241,807		$301,496		$196,474		$(101,384)		$(326,521)		$(177,584)
Interest expense	139,828		228,779		221,563		195,961		209,328		49,569
Amortization of debt issue costs	4,154		6,880		9,468		10,080		12,387		2,141
Interest portion of rent expense	21,833		67,836		83,609		92,614		88,098		18,598

“Earnings”	$407,622		$604,991		$511,114		$197,271		$(16,708)		$(107,276)

Interest expense	$139,828		$228,779		$221,563		$195,961		$209,328		$49,569
Amortization of debt issue costs	4,154		6,880		9,468		10,080		12,387		2,141
Interest portion of rent expense	21,833		67,836		83,609		92,614		88,098		18,598

“Fixed Charges”	$165,815		$303,495		$314,640		$298,655		$309,813		$70,308

Ratio	2.5	x	2.0	x	1.6	x	0.7	x	(0.1	)x	(1.5	)x